

June 3, 2013

Via E-mail
Keith Rainwater
Executive Vice President and Principal Accounting Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

> **Re: SCBT Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 29, 2013**
> **File No. 333-188089**

Dear Mr. Rainwater:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary

First Financial's Officers and Directors Have Financial Interests . . ., page 11

1. We note your disclosure of the aggregate compensation for each executive officer as a result of the merger. Please also include the compensation to be earned by First Financial's directors who will ultimately serve on the SCBT board as well as the compensation for those directors who will serve on the SCBT advisory board.

Unaudited Pro Forma Condensed Combined Financial Statements, page 24

2. Please revise to consistently refer to pro forma financial information as combined as opposed to consolidated in this section. For example, please revise the header of the pro forma balance sheets on page 26 to unaudited pro forma condensed combined balance sheet similar to that disclosed in the introductory paragraphs to the pro forma financial statements.

The Merger

SCBT and First Financial Unaudited Prospective Financial Information, page 71

3. We note that Sandler O'Neill presented financial projections for both companies on a standalone and pro forma basis through December 31, 2017 in its fairness opinion to the First Financial board of directors. Please revise the registration statement to include such projections.

Tax Consequences of the Merger Generally, page 100

4. We note that you filed the tax opinions of respective counsel as Exhibits 8.1 and 8.2. Please state that such opinions have been filed as exhibits and indicate that the discussion within the registration statement is a summary of the opinions.

Exhibits 8.1 and 8.2

5. In the last sentence of the first paragraph, remove the word "certain" and insert "the material".

6. In the second paragraph, delete assumption "ii". Revise the opinion to opine on whether the merger qualifies as a "statutory merger".

7. Revise each opinion to state the results of the merger qualifying as a "reorganization".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director

cc. Via E-mail
Matthew Guest
Wachtell, Lipton, Rosen & Katz